

03054857

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-50157

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
CC Securities, ~~Ltd.~~ LDC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
Corporate Center West Bay Road P. O. Box 31106
(No. and Street)

Grand Cayman Islands (City) B.W.I. (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Cooper 312-499-6908
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

180 North Stetson (Address) Chicago (City) IL (State) 60601 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Cooper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CC Securities, LTD, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


OFFICIAL SEAL
LOIS GITTLESON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 2-9-2005

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CC Securities, LDC
(A Cayman Islands Limited Duration Company)
(SEC I.D. No. 8-50157)

Consolidated Statement of Financial Condition as of December 31, 2002 and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Member of CC Securities, LDC:

We have audited the accompanying consolidated statement of financial condition of CC Securities, LDC (the "Company") as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2003

CC SECURITIES, LDC
(A Cayman Islands Limited Duration Company)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

RECEIVABLE FROM BROKER-DEALERS	$ 16,734,240
ACCRUED INTEREST	183,055
SECURITIES OWNED:	
Marketable securities—at market value	1,363,973
Corporate convertible securities, at fair value	5,050,292
Warrants, at fair value	310,240
Options, at fair value	31,450
Total securities owned	6,755,955
OTHER RECEIVABLES	3,096,000
OTHER ASSETS	15,627
TOTAL ASSETS	$ 26,784,877

LIABILITIES AND MEMBER'S EQUITY

SECURITIES SOLD—NOT YET PURCHASED:	
Marketable securities, at market value	3,992,208
Options, at fair value	172,863
Total securities sold—not yet purchased	4,165,071
MANAGEMENT FEE PAYABLE	2,704,649
PAYABLE TO AFFILIATES	1,276,480
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	39,536
Total liabilities	8,185,736
MEMBER'S EQUITY	18,599,141
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 26,784,877

See notes to consolidated statement of financial condition.

1. COMPANY ORGANIZATION

CC Securities, LDC ("CC Securities") was formed on March 9, 1997, and is a wholly owned subsidiary of CC Investments, LDC ("CC Investments"). CC Securities is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Philadelphia Stock Exchange. CC Securities wholly owns three subsidiaries that were formed in 1999: Castle Creek Healthcare Partners LLC, Castle Creek Technology Partners LLC and Castle Creek Venture Fund LLC. CC Securities and its subsidiaries are hereinafter referred to as the "Company." The Company and CC Investments are both Cayman Islands limited duration companies that engage in proprietary trading and investment activities and are hereinafter referred to as the "Operating Companies." The Operating Companies' primary strategy involves making investments in small-capitalization ("small-cap") public companies.

Castle Creek Partners, LLC ("Castle Creek") serves as the investment manager to the Operating Companies. The portfolio of the Operating Companies is currently concentrated in structured equity investments including convertible securities, common stock and warrants and options to purchase common stock.

Trident Trust Company (Cayman) Limited (the "Administrator") provides administrative services to the Operating Companies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated statement of financial condition has been prepared in accordance with the accounting principles generally accepted in the United States of America and includes the accounts of CC Securities and its three wholly owned subsidiaries, Castle Creek Healthcare Partners LLC, Castle Creek Technology Partners LLC and Castle Creek Venture Fund LLC. All intercompany transactions and balances have been eliminated in the consolidation. A summary of the significant accounting policies utilized by the Company is as follows:

Use of Estimates—The preparation of a consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Receivables from Brokers and Dealers—Receivables from brokers and dealers represent primarily amounts due from brokers and dealers in connection with the Company's trading activities.

Securities Owned and Securities Sold, Not Yet Purchased—Securities owned and securities sold, not yet purchased are carried at market value, or at amounts that approximate fair value, as determined in accordance with the respective Private Placement Offering Memoranda (the "Offering Memoranda") of Castle Creek Fund, L.P. and Castle Creek International, LTD (the two members of CC Investments).

All publicly traded securities are valued at the last reported sales price on the exchange or quotation system on which the securities are principally traded. If there are no sales on such date, then market value is determined by the average of the mean between the "bid" and "ask" prices at the close of trading on such date. Restricted stock is valued at discounts to quoted prices as determined by management.

Corporate convertible securities are valued by Castle Creek using a methodology that initially considers the securities relative conversion attributes, either fixed or variable, as well as conversion restrictions, if any. Variable conversion further considers, among other things, negotiated discounts and look-back structures. Warrants and over-the-counter options are valued based on the theoretical value determined by using a Black-Scholes valuation model adjusted for liquidity and risk.

Pricing of securities owned and securities sold, not yet purchased may be modified by Castle Creek, at its sole discretion, under circumstances, as provided for in the Offering Memoranda referred to above. Modifications are made by Castle Creek to better reflect its estimate of fair value. Because of the inherent uncertainty of valuations, the valuations estimated by Castle Creek may differ significantly from the values that would have been used had a ready market for the securities existed and the differences could be material.

Security transactions are recorded on a trade-date basis.

Derivative Financial Instruments—The derivative financial instruments traded by the Company are options, the value of which is based upon an underlying asset. Options represent future commitments to purchase or sell other financial instruments at specified future dates. These option contracts may be traded on an exchange or over-the-counter ("OTC"). Exchange traded contracts have standardized terms while OTC contracts are negotiated between contracting parties.

The derivatives used by the Company are subject to various risks similar to those related to the underlying financial instruments, including market and credit risk. The Company uses these instruments in the normal course of its business to take proprietary trading positions and to manage exposure for loss due to market risk. The risks of these contracts should not be viewed in isolation, but rather on an aggregate basis along with the Company's other investing activities. The Company manages the risks associated with derivatives along with its proprietary activities within its overall risk management framework.

3. INCOME TAXES

The Company is not subject to direct taxation in the Cayman Islands and, accordingly, income earned by the Company is free of all Cayman Islands taxes. For U.S. tax purposes, the Company has elected to be disregarded as a separate entity pursuant to Treasury Regulation Section 301.7701. The Company, therefore, is treated as a branch of CC Investments.

4. TRANSACTIONS WITH RELATED PARTIES

The Company during the course of the year acquired from an unaffiliated entity several holdings from one of its independent portfolio funds. As part of the agreement to take on that portfolio and for managing those positions, a profit sharing agreement was established with one of the prior fund managers who is now a manager with Castle Creek. The fee under this agreement is based on the net profits from those positions that were brought to the Company. Included in that management fee is a finder's fee, which is also based on the profitability of those positions that will be paid to one of the

principals of Castle Creek. At December 31, 2002, $2,704,649 was owed and included in management fee payable on the statement of financial condition.

During the year, the Company engaged in certain option strategies to enhance its portfolio. These strategies required additional capital that was contributed to the Company from CC Investments in the form of a loan. The interest on the loan was tied to the performance of those option strategies. At December 31, 2002, $1,276,480 was owed to CC Investments and included in payable to affiliate on the statement of financial condition.

5. CONCENTRATIONS OF CREDIT AND OFF-BALANCE SHEET RISK

Since the Company does not currently clear its own securities transactions, it has established an account with a broker-dealer for this purpose. This concentration of credit risk is mitigated by the obligation of the broker-dealer to comply with rules and regulations which require the maintenance of net capital, as defined, and segregation of customers' funds and securities from the holdings of the firm.

The Company sells securities that have not yet been purchased ("short sales"). The Company is exposed to market risk for short sales. If the market value of the securities sold short increases, the Company's obligation, reflected as a liability, would increase and trading revenues would be reduced. To manage market risk, the Operating Companies often hold securities which can be used to settle these obligations and monitors its market exposure daily, adjusting positions when deemed necessary.

6. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital requirements of the Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1). The Company is required to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness. At December 31, 2002, net capital was $15,304,795 in excess of the required minimum net capital. The Company's ratio of aggregate indebtedness to net capital was 0.18 to 1.

7. CONSOLIDATED SUBSIDIARIES

The Company has $9,159,009 of net capital in three wholly owned subsidiaries that is included as capital in the computation of the Company's net capital at December 31, 2002. The Company files its FOCUS Report on a consolidated basis, the net capital of the three wholly owned subsidiaries are included in the computation of the Company's net capital because the assets of the subsidiaries are readily available for the protection of the Company's broker-dealers and other creditors, as permitted by Rule 15c-3-1. Prior to January 31, 2001, the Company did not include the subsidiaries in its computation of net capital.

* * * * * *

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.deloitte.com



INDEPENDENT AUDITORS' SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member of CC Securities, LDC:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of CC Securities, LDC (the "Company"), for the year ended December 31, 2002 (on which we issued our report dated February 26, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the Company's management, the Securities and Exchange Commission, the Philadelphia Stock Exchange and other regulatory agencies that rely on the Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

February 26, 2003